SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

[redacted]

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____________ to ____________

Commission file number 333-140307

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Osage Federal Bank Employees' Savings & Profit Sharing Plan and Trust

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Osage Bancshares, Inc.
239 East Main Street
Pawhuska, Oklahoma 74056

REQUIRED INFORMATION

Financial statements prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are attached at Exhibit 1 as Schedule I of the 2007 Form 5500.

SIGNATURES

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Osage Federal Bank Employees'
Savings & Profit Sharing Plan and Trust

Date: July 2, 2008

By: Mark S White
Mark S. White
Plan Administrator

EXHIBIT 1

2007 Form 5500

H:\0182OKLA\BENEFITS\11K-2008.doc

Form **5500**

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

▶ **Complete all entries in accordance with the instructions to the Form 5500.**

Official Use Only
OMB Nos. 1210-0110
1210-0089

2007

This Form is Open to Public Inspection.

Part I Annual Report Identification Information

For the calendar plan year 2007 or fiscal plan year beginning , and ending ,

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) ________

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here .... ▶ ☐

D If filing under an extension of time or the DFVC program, check box and attach required information. (see instructions).......... ▶ ☐

Part II Basic Plan Information — enter all requested information.

1a Name of plan
OSAGE FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND TRUST

1b Three-digit plan number (PN) ▶ 003

1c Effective date of plan (mo., day, yr.) 02/01/2004

2a Plan sponsor's name and address (employer, if for a single-employer plan) (Address should include room or suite no.)
OSAGE FEDERAL BANK
239 EAST MAIN
PAWHUSKA OK 74056

2b Employer Identification Number (EIN) 73-0387395

2c Sponsor's telephone number 918-287-2919

2d Business code (see instructions) 522110

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Mark S White	6/24/08	MARK S. WHITE
Signature of plan administrator	Date	Type or print name of individual signing as plan administrator
Mark S White	6/24/08	MARK S. WHITE
Signature of employer/plan sponsor/DFE	Date	Type or print name of individual signing as employer, plan sponsor or DFE

Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same")
SAME

3b Administrator's EIN

3c Administrator's telephone number

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:

a Sponsor's name

b EIN

c PN

5 Preparer information (optional) **a** Name (including firm name, if applicable) and address

b EIN

c Telephone number

6	Total number of participants at the beginning of the plan year	6	30
7	Number of participants as of the end of the plan year (welfare plans complete only lines 7a, 7b, 7c, and 7d)		
a	Active participants	7a	29
b	Retired or separated participants receiving benefits	7b	0
c	Other retired or separated participants entitled to future benefits	7c	5
d	Subtotal. Add lines 7a, 7b, and 7c	7d	34
e	Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	7e	0
f	Total. Add lines 7d and 7e	7f	34
g	Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	7g	32
h	Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	7h	0
i	If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	7i	1

8 Benefits provided under the plan (complete 8a and 8b, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): 2E 2J 2K 2R 2G 3E

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions):

9a Plan funding arrangement (check all that apply)
- (1) [ ] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

9b Plan benefit arrangement (check all that apply)
- (1) [ ] Insurance
- (2) [ ] Code section 412(i) insurance contracts
- (3) [X] Trust
- (4) [ ] General assets of the sponsor

Official Use Only

10 Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See instructions.)

a Pension Benefit Schedules

- (1) [X] R (Retirement Plan Information)
- (2) [ ] B (Actuarial Information)
- (3) [ ] E (ESOP Annual Information)
- (4) [X] SSA (Separated Vested Participant Information)

b Financial Schedules

- (1) [ ] H (Financial Information)
- (2) [X] I (Financial Information — Small Plan)
- (3) [ ] ____ A (Insurance Information)
- (4) [ ] C (Service Provider Information)
- (5) [X] D (DFE/Participating Plan Information)
- (6) [ ] G (Financial Transaction Schedules)

SCHEDULE D (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

DFE/Participating Plan Information

This schedule is required to be filed under section 104 of the Employee Retirement Income Security Act of 1974 (ERISA).

▶ File as an attachment to Form 5500.

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning , and ending ,

A Name of plan or DFE
OSAGE FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARI

B Three-digit plan number ▶ 003

C Plan or DFE sponsor's name as shown on line 2a of Form 5500
OSAGE FEDERAL BANK

D Employer Identification Number 73-0387395

Part I Information on Interests in MTIAs, CCTs, PSAs, and 103-12 IEs (to be completed by plans and DFEs)

(a) Name of MTIA, CCT, PSA, or 103-12IE PENTEGRA STABLE VALUE FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-575 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 27342

(a) Name of MTIA, CCT, PSA, or 103-12IE MODERATE STRATEGIC BALANCED SL FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-111 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 9182

(a) Name of MTIA, CCT, PSA, or 103-12IE CONSERVATIVE STRATEGIC BALANCED SL

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-110 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 1978

(a) Name of MTIA, CCT, PSA, or 103-12IE AGGRESSIVE STRATEGIC BALANCED SL

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-112 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 13035

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE RUSSELL 2000 INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-084 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 56210

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P 500 FLAGSHIP SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-065 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 441280

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P GROWTH INDEX SL SERIES FUND A

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-570 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 8785

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P VALUE INDEX SL SERIES FUND A

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-571 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 6932

(a) Name of MTIA, CCT, PSA, or 103-12IE S&P MIDCAP INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-537 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 397830

(a) Name of MTIA, CCT, PSA, or 103-12IE NASDAQ 100 INDEX NON-LENDING FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-572 **(d)** Entity code C **(e)** Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 22250

Official Use Only

(a) Name of MTIA, CCT, PSA, or 103-12IE DAILY EAFE INDEX SL SERIES FUND

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-462 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 64134

(a) Name of MTIA, CCT, PSA, or 103-12IE STIF

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-156 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 3094

(a) Name of MTIA, CCT, PSA, or 103-12IE LONG US TREASURY INDEX SL SERIES

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-576 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 23606

(a) Name of MTIA, CCT, PSA, or 103-12IE REIT INDEX NON-LENDING SERIES FD -A

(b) Name of sponsor of entity listed in (a) STATE STREET INVESTORS (SSGA)

(c) EIN-PN 04-0025081-352 (d) Entity code C (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions) 888

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN (d) Entity code (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

(a) Name of MTIA, CCT, PSA, or 103-12IE

(b) Name of sponsor of entity listed in (a)

(c) EIN-PN (d) Entity code (e) Dollar value of interest in MTIA, CCT, PSA, or 103-12IE at end of year (see instructions)

Official Use Only

Part II Information on Participating Plans (to be completed by DFEs)

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

(a) Plan name ______

(b) Name of plan sponsor ______ (c) EIN-PN ______

SCHEDULE I
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning , and ending ,

A Name of plan OSAGE FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHAR	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 OSAGE FEDERAL BANK	**D** Employer Identification Number 73-0387395

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE.

Part I Small Plan Financial Information

Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. **Round off amounts to the nearest dollar.**

1 Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a Total plan assets	1a	2502169	2350932
b Total plan liabilities	1b	543	
c Net plan assets (subtract line 1b from line 1a)	1c	2501626	2350932
2 Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a Contributions received or receivable			
(1) Employers	2a(1)	36637	
(2) Participants	2a(2)	136309	
(3) Others (including rollovers)	2a(3)	5262	
b Noncash contributions	2b		
c Other income	2c	-262374	
d Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		-84166
e Benefits paid (including direct rollovers)	2e	54276	
f Corrective distributions (see instructions)	2f		
g Certain deemed distributions of participant loans (see instructions)	2g		
h Other expenses	2h	12252	
i Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		66528
j Net income (loss) (subtract line 2i from line 2d)	2j		-150694
k Transfers to (from) the plan (see instructions)	2k		

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

		Yes	No	Amount
a Partnership/joint venture interests	3a		X	
b Employer real property	3b		X	

Official Use Only

			Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		1204262
e	Participant loans	3e	X		32174
f	Loans (other than to participants)	3f		X	
g	Tangible personal property	3g		X	

Part II Transactions During Plan Year

			Yes	No	Amount
4	During the plan year:				
a	Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (See instructions and DOL's Voluntary Fiduciary Correction Program.)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participant's account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Were there any nonexempt transactions with any party-in-interest? (Do not include transactions reported on line 4a.)	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1000000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i		X	
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach an IQPA's report or 2520.104-50 statement. (See instructions on waiver eligibility and conditions.)	4k	X		

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No Amount ____________

5b If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)

Official Use Only

SCHEDULE R (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Employee Benefits Security Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2007

This Form is Open to Public Inspection.

For calendar year 2007 or fiscal plan year beginning , and ending ,

A Name of plan
OSAGE FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARI

B Three-digit plan number ▶ 003

C Plan sponsor's name as shown on line 2a of Form 5500
OSAGE FEDERAL BANK

D Employer Identification Number
73-0387395

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions .... **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 13-3745616 ________

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information
(If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? .... ☐ Yes ☐ No ☐ N/A

If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver .... ▶ Month____ Day____ Year____

If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year .... **6a** $

b Enter the amount contributed by the employer to the plan for this plan year .... **6b** $

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) .... **6c** $

If you completed line 6c, skip lines 7 and 8 and complete line 9.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? .. ☐ Yes ☐ No ☐ N/A

Part III Amendments

8 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased or decreased the value of benefits? If yes, check the appropriate box(es). If no, check the "No" box. (See instructions.) .... ☐ Increase ☐ Decrease ☐ No

Part IV Coverage (See instructions.)

9 Check the box for the test this plan used to satisfy the coverage requirements .... ☒ the ratio percentage test ☐ average benefit test

SCHEDULE SSA
(Form 5500)

Department of the Treasury
Internal Revenue Service

Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits

Under Section 6057(a) of the Internal Revenue Code

▶ **File as an attachment to Form 5500 unless box 1 is checked.**

Official Use Only
OMB No. 1210-0110
2007
This Form is NOT Open to Public Inspection.

For calendar plan year 2007 or fiscal plan year beginning , and ending ,

A Name of plan OSAGE FEDERAL BANK EMPLOYEES' SAVINGS & PROFIT SHARIN	**B** Three-digit plan number ▶ 003
C Plan sponsor's name as shown on line 2a of Form 5500 OSAGE FEDERAL BANK	**D** Employer Identification Number 73-0387395

1 ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c, and the signature area.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶ Mark S White

Phone number of plan administrator ▶ 918-287-2919 Date ▶

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500. v10.1 **Schedule SSA (Form 5500) 2007**

Official Use Only

4 Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A -- has not previously been reported.

Code B -- has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C -- has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D -- has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

(a) Entry Code	Use with entry code "A", "B", "C", or "D"				Use with entry code "A" or "B"		
	(b) Social Security Number	(c) Name of Participant (First)	(M.I.)	(Last)	Enter code for nature and form of benefit: (d) Type of annuity	(e) Payment frequency	Amount of vested benefit: (f) Defined benefit plan -- periodic payment
A	444909796	LESLIE	L	BICKERSTAFF	A	A	

(a) Entry Code	Use with entry code "A" or "B" — Amount of vested benefit — Defined contribution plan			Use with entry code "C"	
	(g) Units or shares	Share indicator	(h) Total value of account	(i) Previous sponsor's employer identification number	(j) Previous plan number
A	61.11810		997.57		

END